SIDEKIK U.S.A. LLC

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020 AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 5 May 2021

SIDEKIK U.S.A. LLC

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of SIDEKIK U.S.A. LLC,

727 West Madison St.

Chicago Illinois 60661

I have reviewed the accompanying financial statements of SIDEKIK U.S.A. LLC, which comprise the Balance Sheet as of December 31, 2020 and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

05/05/2021

SIDEKIK U.S.A. LLC

BALANCE SHEET

AS OF DECEMBER 31, 2020 AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	23,399	74,174
Stock Inventory		200,670	73,371
Total current assets		**224,069**	**147,545**
Non-current assets:			
Fixed Assets:			
Molds & Other assets		46,556	46,006
Less accumulated depreciation		(35,806)	(20,470)
Total Fixed Assets		10,750	25,536
Intangible assets:			
Domains		3,218	3,218
Less accumulated amortization		-	-
Total intangible assets		3,218	3,218
Total non-current assets		**13,968**	**28,754**
Total Assets	$	**238,037**	**176,299**
Liabilities & Members' Equity			
Current liabilities:			
Taxes Payable	$	243	-
Total current liabilities		**243**	**-**
Non-current Liabilities:			
Loans & Borrowings		268,527	190,543
Payables due to Owner		45,170	45,170
Total non-current liabilities		**313,697**	**235,713**
Total Liabilities:		**313,940**	**235,713**

The accompanying notes are an integral part of these financial statements.

SIDEKIK U.S.A. LLC

BALANCE SHEET

(Continued)

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

	As of December 31, 2020	As of December 31, 2019
Equity:		
Owners' Contributions	112,020	-
Owners' Withdrawals	-	-
Retained Earnings	(59,414)	2,922
Net income (loss)	(128,509)	(62,336)
Total Equity:	**(75,903)**	**(59,414)**
Total Liabilities & Equity	**238,037**	**176,299**

The accompanying notes are an integral part of these financial statements.

SIDEKIK U.S.A. LLC

STATEMENT OF INCOME

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		2020	2019
Revenue:			
Product sales	$	465,000	252,000
Shipping Revenues		53,000	16,000
Net Sales Revenue		**518,000**	**268,000**
Cost of goods sold:		310,000	128,000
Gross Profit		**208,000**	**140,000**
Expenses:			
Legal & Professional Services		73,000	73,000
Advertising & Marketing		213,000	90,000
Insurance expenses		4,000	-
Research & Development		-	4,000
Dues & Subscriptions		11,173	2,000
General & Administrative expenses		11,000	14,000
Depreciation		15,336	15,336
Interest expenses		9,000	4,000
Total Expenses		**336,509**	**202,336**
Net Income (loss)		**(128,509)**	**(62,336)**

The accompanying notes are an integral part of these financial statements.

SIDEKIK U.S.A. LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

	Owners' Contributions	Owners' Withdrawals	Retained Earnings (accumulated deficit)	**Total**
Beginning Balance, December 31, 2018	-	-	2,922	**2,922**
Owners' Contributions	-	-	-	-
Owners' Withdrawals	-	-	-	-
Net income (loss)	-	-	(62,336)	**(62,336)**
Ending Balance, December 31, 2019	-	-	**(59,414)**	**(59,414)**
Owners' Contributions	112,020	-	-	112,020
Owners' Withdrawals	-	-	-	-
Net income (loss)	-	-	(128,509)	**(128,509)**
Ending Balance, December 31, 2020	**112,020**	**-**	**(187,923)**	**(75,903)**

SIDEKIK U.S.A. LLC

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

		12/31/2020	12/31/2019
Cash flow From Operating Activities:			
Net loss	$	**(128,509)**	**(62,336)**
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Depreciation		15,336	15,336
Changes in:			
Stock Inventory		(127,299)	(73,371)
Taxes payable		243	-
Net cash provided (used) by operating activities		**(240,229)**	**(120,371)**
Cash flow From Investing Activities:			
Purchase of Fixed Assets		(550)	(9,093)
Net cash provided (used) by investing activities		**(550)**	**(9,093)**
Cash flow from Financing Activities			
Loans & Borrowings		77,984	190,543
Owners' Contributions		112,020	-
Net cash provided (used) by financing activities		**190,004**	**190,543**
Increase (decrease) in Cash		(50,775)	61,079
Cash, beginning of year		74,174	13,095
Cash, end of year	$	**23,399**	**74,174**

The accompanying notes are an integral part of these financial statements.

SIDEKIK U.S.A. LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

About the Company & its Nature of operations

SIDEKIK U.S.A. LLC (the Company), is a South Carolina Limited Liability Company organized on November 10th, 2016. The Company goes by the tradename 'Kickit' and is a hybrid sports company which sells a variety of sports products through Amazon and Shopify channels.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States (the primary location of operations). A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Summary of significant accounting policies: (continued)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 and December 31, 2019.

Inventory

Inventory is recorded at cost and consists of finished products purchased from the manufacturer. Finished products include the cost of the materials, production, and packaging. The Company regularly does inventory counts and tracks shipments on daily basis.

Loans & Borrowings

This account consists of a loan obtained by the Company on August 6, 2019, the loan stipulates that at least 75% of the proceeds are to be used for the sole purpose of inventory and working capital purchases Moreover, the loan is secured by all assets of the Company and a pledge of all membership units by the Company's Founder and President. The loan's maturity date is July 31, 2024 and bears interest at a rate of 5% per annum.

Additionally, the account includes an Economic Injury Disaster (EIDL) $99,300 loan obtained by the Company from the U.S. Small Business administration (SBA) on July 17, 2020. The loan bears interest at a rate of 3.75% per annum and matures 30 years from the date of the loan. Moreover, the loan is secured by assets of the Company.

Summary of significant accounting policies: (continued)

Fixed assets

This account mainly consists of molds that are recorded at cost and depreciated over a 3-year useful life using the straight-line method for financial reporting purposes. The depreciation expense in connection with the molds amounted to 15,336 for each of the years 2019 and 2020.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

The Company is subject to tax filing requirements as a pass-through entity in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2020.

Summary of significant accounting policies: (continued)

Payables due to Owners

This account consists of a balance due to the Company's founder and president to cover payments that were incurred and paid using personal accounts.

Management does not believe that this balance will be paid within the next year, hence it is classified as a long-term liability.

Equity

As of December 31, 2019, the Company had issued 115,673,900 common units (and warrants) to investors with the majority owner being the Company's Founder & President, owning 79.53%. As of December 31, 2020, the Company had issued 116,751,500 common units with the majority owner being the Company's Founder & President, owning 78.8%.

The owners have agreed that additional 2.5% equity units can be granted to a current investor, contingent upon performance.

There exists an outstanding ownership interest of 9% of the fully diluted capitalization table and the related option will either be executed and vest or will expire on May 15, 2021.

An investor has been granted additional options to purchase 3%, 4%, or 5% equity at either the cap of $5,000,000 or at the same terms as potential investors from WeFunder (a crowdfunding campaign).

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

SIDEKIK U.S.A. LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019

Summary of significant accounting policies: (continued)

Subsequent events

The Company obtained a loan amount totaling $50,000 from Gold Ridge Micro Cap II LLC (the lender) on February 17, 2021, the loan was granted through an amendment to an original loan agreement the Company had with the lender on August 6, 2019. This additional loan is payable upon any capital raise exceeding $300,000 in any 6-month period. The principal balance of this loan will bear interest on February 17, 2021 at an annual rate of 4% payable monthly. The maturity date associated with this loan is February 17, 2023.

There are no additional events that have occurred such that adjustments to the amounts presented in the notes to the financial statements are warranted.